May 23, 2013

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	DCT Industrial Trust Inc.

Form 10-K for the year ended December 31, 2012

Filed February 21, 2013

File No. 001-33201

Dear Mr. Gordon:

We are writing in response to your letter dated May 20, 2013, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2012 of DCT Industrial Trust Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Form 10-K for the year ended December 31, 2012

Results of Operations, page 45

1.	We note that same store properties are defined as operating properties that have been owned for the entirety of both the current and prior year reporting periods for which the operations have been stabilized. In future filings please revise your disclosure to explain what is meant by stabilized.

In future filings, we will revise our disclosure to explain the criteria utilized to determine when operating properties are considered stabilized.

Cash Flows, page 55

2.	In future filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development (as applicable), redevelopment/renovations, routine capital expenditures and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition, please expand your narrative discussion of fluctuations from year to year to discuss any known trends or expectations for the future.

In the normal course of evaluating our operations we analyze capital expenditures using the following categories: acquisition expenditures, development/redevelopment expenditures, tenant improvements, lease commissions and other costs related to successful leasing, maintenance capital expenditures and other capital expenditures. In future filings, we will include additional analysis of our capital expenditures by breaking down total capital expenditures in the aforementioned categories by year. The total of these expenditures shall reconcile to the cash flow statement. In addition, as appropriate, we will expand our narrative discussion of material fluctuations from year to year to discuss any known trends or expectations for the future.

3.	We also note that you capitalize soft costs such as interest, payroll and other general and administrative expenses. In future filings please also disclose the amount of these soft costs capitalized by year as part of the above analysis.

In future filings, to the extent we determine that the amount of capitalized soft costs is material, we will disclose the amount of soft costs capitalized by year as part of the above analysis.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 226-1488 if you have any questions or require additional information.

Sincerely,

/s/ Matthew T. Murphy
Matthew T. Murphy
Chief Financial Officer